Exhibit 99.7

PRESS RELEASE WWW.CONTINENTALENERGY.COM OTC-BB: CPPXF

Source: Continental Energy Corporation

Continental Energy Acquires Interest in New Block in Indonesia

JAKARTA – November 13, 2008 - Continental Energy Corporation (OTCBB: CPPXF) today announced that it has acquired an interest in a new production sharing contract ("PSC") in Indonesia.

Pursuant to a joint bid agreement ("JBA") with Adelphi Energy Limited and GeoPetro Resources Company, the group's joint venture company, ACG (South Bengara-II) Pte. Ltd. ("ACG"), signed a new PSC for the South Bengara-II block. Continental's wholly owned subsidiary, Continental Energy (South Bengara-II) Pte. Ltd., owns a 24.999% stake in ACG and its new PSC.

The South Bengara-II PSC was one of 22 new PSC's signed by the Minister of Mines and Energy at a ceremony in Jakarta today. The award is a result of ACG's winning bid submitted in the August 2008 competitive bidding round held by the Indonesian ministry of oil and gas.

ACG, in accordance with the terms of its bid and the PSC, is obliged to pay a signing bonus of $1,000,000 and complete a work program during the first 3 PSC contract years which includes conducting geological and geophysical field surveys and studies, acquiring at least 100 line kilometers of new 2D seismic, and drilling one exploration well for a total minimum expenditure of $7,850,000.

In accordance with the provisions of the JBA, Continental has management rights over ACG during the first 3 contract years and will pay 50% of the signing bonus and 50% of the first $ 3,000,000 in work program expenditures. Thereafter it will pay its 24.999% equity share of costs and be entitled to the same share of revenues.

Continental's exploration manager, Andrew T. Eriksson, has been appointed Executive Vice President and General Manager of ACG and will be responsible for managing all exploration activities in the South Bengara-II Block which are expected to commence with geological field surveys in early 2009.

The South Bengara-II Block encompasses an area of 5,257 square kilometers or over 1,300,000 acres and lies onshore on the northeast coast of the island of Borneo in the Indonesian province of East Kalimantan. It also lies adjacent to and immediately south of the Bengara-II Block in which Continental owns an 18% interest and in which a 2007 drilling program revealed encouraging results.

Andrew T. Eriksson, ACG's new GM, said of the signing "Our new year's resolution was to acquire two new properties before the end of 2008, one giving us oil and gas production income and one giving us a high potential exploration property. Closing of the Tungkal acquisition is now well in hand and today's acquisition of a high potential exploration property we know well realizes the second half of our 2008 objectives in style.”

On behalf of the Company,
Richard L. McAdoo
President & CEO

About Continental Energy Corporation:
Continental Energy Corporation is a small oil and gas exploration company, focused entirely on making a major oil or gas discovery in Indonesia. For further information, please visit our web site at www.continentalenergy.com.

No securities regulatory authority has either approved or disapproved the contents of this news release.

Certain matters discussed within this press release may be  forward-looking statements within the meaning of the "Safe Harbor" provisions of the Private Securities Litigation Reform Act of 1995. Although Continental believes the expectations reflected in such forward-looking statements including reserves estimates, production forecasts, feasibility reports and economic evaluations are based on reasonable expectations and assumptions, it can give no assurance that its expectations will be attained. Factors that could cause actual results to differ materially from expectations include financial performance, oil and gas prices, drilling program results, regulatory changes, political risk, terrorism, changes in local or national economic conditions and other risks detailed from time to time in Continental's periodic filings with the US Securities Exchange Commission.

For more information please contact   Chip Langston at 214-800-5135, Suite 200 One Energy Square,  4925 Greenville Ave, Dallas, Texas, 75260